Exhibit 99.3

NICE Continues to Lead WFO Market According to Top Analyst Firm

DMG Consulting reports NICE's Contact Center Workforce Optimization market share grew to
41.5%, increasing its lead from 39.2% the previous year

Hoboken, N.J., January 5, 2017 – NICE (Nasdaq:NICE) continues to build upon its positive momentum and expand its clear leadership in the Contact Center Workforce Optimization (WFO) market, growing to 41.5 percent, according to the DMG Consulting LLC's 2016/2017 Workforce Optimization Product and Market Report. This figure does not include inContact, which enjoys a market share of 3.4 percent, according to the report.

NICE WFO is comprised of tightly integrated solutions, enabling organizations of all sizes to improve on their effectiveness and efficiency, by identifying performance gaps, delivering targeted coaching, forecasting workloads and scheduling staff. NICE's unique Adaptive WFO  approach uses analytics-based modeling to dynamically personalize contact center processes, such as scheduling, coaching, training, evaluations and motivational incentives, based on the individual agent unique persona. NICE WFO can be deployed on-premise, or in a hosted or cloud environment.

Donna Fluss, President, DMG Consulting
"Key trends over the past two years are challenging the status quo in everything contact centers do, from how staff is recruited and scheduled to how they are rewarded and compensated. Enterprises are investing significant amounts of time and money into their service organizations, and they expect to see a payback. Although productivity and cost savings are clearly important to executives, they now appreciate that delivering great service is a top priority and the responsibility of everyone in the company."

Miki Migdal, President, NICE Enterprise Group
"This report mirrors the momentum that we have been experiencing in the market. Adaptive WFO, our innovative approach to employee engagement, has garnered significant interest amongst customers and prospects. These organizations recognize that to achieve true efficiency and deliver outstanding customer service, they must incorporate advanced analytics and smart routing, which NICE provides to companies of all sizes and all verticals. In addition, these companies are either exploring or have begun a move to the cloud. NICE has proven to be the partner of choice with solutions which enable them to do so in an efficient and effective manner."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 917 545 1107, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.